1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

April 24, 2020

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Re:	Comment/Response Letter for Proposed Reorganizations of various series of ICON Funds into SCM Trust (File Nos. 333-176060 and 811-05617) (the “Registrant”).

Dear Mses. Lithotomos and Hamilton:

On behalf of the Registrant this letter provides responses to the most recent comments you each have provided to the two prospectus/proxy registration statements of the Registrant on Form N-14 for the Reorganizations described below which were filed with the SEC on April 10, 2020 (Accession Nos. 0001398344-20-007823 and 0001398344-20-007828), and to the Rule 497 filing made in respect of the registration statement of the Registrant on Form N-1A filed with the SEC on April 10, 2020 (Accession No. 0001398344-20-007845).

1.	Comment: Please updated all required independent auditors’ consents in the next amendments to the filings.

Response: The auditors’ consents have been included in the filings.

2.	Comment: For the capitalization tables showing information as of 12/31/2019, please supplement your response that no material changes have occurred since 12/31/2019 by including specific information about how much the capitalizations have changed, or alternatively update the capitalization tables to a more recent date.

Response: Given the volatility in the markets due to the COVID-19 situation since 12/31/2019, the Trust has elected to update capitalization tables using information as of 3/31/2020.

3.	Comment: For the ICON Equity Income Fund, please confirm that the hypothetical year one expenses properly reflect all CDSC charges. Also please confirm that the Acquiring Fund Institutional Class highest expenses scenario figures are correct.

Response: The numbers have been checked and revised as needed.

4.	Comment: In the Combined N-14, on page 44 correct the expected portfolio turnover reference to the applicable Fund for the C.2 Reorganization.

Response: The reference has been changed to the ICON Equity Income Fund.

5.	Comment: Correct the final column headings in the capitalization table of the Combined N-14 to reference the ICON Consumer Select Fund rather than the ICON Consumer Staples Fund.

Response: The headings have been revised as needed.

6.	Comment: For the Acquiring Natural Resources Fund, either further explain how the Fund’s name is consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended, or consider a different name. In particular, please explain how investments in the industrials sector by the ICON Natural Resources Fund are consistent with its name.

Response: The Trust has determined to change the name of the Fund to the ICON Natural Resources and Infrastructure Fund. The Fund’s principal investment strategies disclosures have been revised to state:

Principal Investment Strategies. The Fund uses a quantitative methodology to identify securities ICON Advisers, Inc. (“ICON”) the Fund’s investment sub-advisor believes are underpriced relative to value. It normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies the Fund considers Natural Resources and/or Infrastructure focused, which are companies in the Energy, Industrials, Materials and Utilities sectors (as determined by the Global Industry Classification Standard) and otherwise described below:

The Energy sector includes, but is not limited to: Coal & Consumable Fuels, Integrated Oil & Gas, Oil & Gas Drilling, Oil & Gas Equipment & Services, Oil & Gas Exploration & Production, Oil & Gas Refining & Marketing, and Oil & Gas Storage & Transportation.

The Industrials sector includes, but is not limited to: Aerospace & Defense, Agricultural & Farm Machinery, Air Freight & Logistics, Airlines, Airport Services, Building Products, Commercial Printing, Construction & Engineering, Construction Machinery & Heavy Trucks, Diversified Support Services, Electrical Components & Equipment, Environmental & Facilities Services, Heavy Electrical Equipment, Highways & Railtracks, Human Resources & Employment Services, Industrial Conglomerates, Industrial Machinery, Marine, Marine Ports & Services, Office Services & Supplies, Railroads, Research & Consulting Services, Security & Alarm Services, Trading Companies & Distributors, and Trucking.

The Materials sector includes, but is not limited to: Specialty Chemicals, Paper Products, Paper Packaging, Metal & Glass Containers, Silver, Diversified Metals & Mining, Construction Materials, Industrial Gases, Steel, Gold, Fertilizers & Agricultural Chemicals, Forest Products, Commodity Chemicals, Precious Metals & Minerals, Diversified Chemicals, Copper, and Aluminum.

The Utilities sector includes, but is not limited to: Electric Utilities, Gas Utilities, Multi-Utilities, Water Utilities, Independent Power Producers & Energy Traders, and Renewable Electricity.

7.	Comment: For the fee tables, confirm that for all Acquiring Funds the contractual expense waiver will be in place for at least one year, and that the examples calculations reflect the waiver only for one year.

Response: The Registrant confirms that the contractual waivers will be in place through May 20, 2021, and the examples have been revised as necessary.

8.	Comment: For the pro forma financial statements in both N-14s, further revise the statements to include adjustments and related footnote disclosures consistent with the AICPA’s Investment Company Audit Risk Alert 2010/2011 and Regulation S-X Sections 11-02(b)(2), 11-02(b)(6) and 11-02(c)2.

Response. The requested disclosures have been added.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (SCM Trust and Shelton Capital Management)

Cc: Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP (Counsel to the Registrant)

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